Exhibit 99.1

SCAILEX CORPORATION LTD.

DIRECTORS REPORT

For the six months and three months ended in June 30 2007

1.	Company fundamental data:

1.1.	Scailex Corporation (“the Company”) is a public company whose shares are listed on the Tel Aviv Stock Exchange (“TASE”) and quoted on the OTC Bulletin Board in the US.

1.2.	As of June 30, 2007, the Company’s assets contain mainly shares of ORL Ltd. (“ORL”), cash and cash equivalents, available-for-sale securities and held-to-maturity securities.

1.3.	In February 20, 2007 the company acquired, via Petroleum Capital Holdings Ltd. (“PCH”), a subsidiary of which the company holds 80.1% and 19.9% are held by Linura Holdings AG (“Linura”), a Swiss company which is controlled by one of the world’s largest companies in the field on natural resources, 184 million shares of ORL which represents 9.2% of the outstanding shares of ORL for a consideration of 3.3 NIS per share and for a total consideration of NIS 607.2 millions.

During the months February – July 2007, PCH purchased additional 105.2 millions shares of ORL in the TASE for a total of NIS 325.4 millions at an average price of NIS 3.09 per share. As a result, PCH holds 289.2 millions shares of ORL which represents 14.46% of the outstanding shares of ORL. The Company classified the investment in ORL as available-for-sale financial assets until it receives all the regulatory approvals (as defined in section 5.1.2 hereby), and until the controlling agreement with the Israel Corporation Limited (“IC”) (as defined in section 5.1.2 hereby) enters into force. For further details on the purchase of ORL shares and the agreement with IC –see sections 5.1.2, 5.1.3, 10.1 and 10.4 to this report.

2.	Results of Operations

The Company’s financial statements which are attached to this report are based on the International Financial Reporting Standards (“IFRS”), and were prepared in accordance with the Israeli securities regulations.

The Company’s functional currency is the US Dollar and the reporting currency is the New Israeli Shekel in accordance with the Israeli securities regulations.

2.1.	Second Quarter of 2007

2.1.1.	Income from continuing operations

The majority of company incomes in the second quarter of 2007 are finance incomes due to the company’s cash balances invested in overnight deposits and bonds traded in the USA. Total net finance incomes amounted to NIS 8.3 million compared to NIS 15.9 million in the same period in 2006. The significant decrease resulted mainly from the decrease in the Company’s cash due to the investment in ORL shares through PCH.

During this period, the Company recorded “other income” of NIS 0.5 million, compared with none in the corresponding period last year. The income recorded was mainly a dividend receivable from Real Time Image Ltd. (“RTI”).

2.1.2.	Expenses related to continued operations

The Company’s major expenses are general and administrative expenses stemming mainly from expenses in respect of the Company’s management, payment to various consultants pursuant to various regulatory requirements which the Company is obligated to meet as a public company in Israel and in the US. In the second quarter of 2007, there was an increase in these expenses due to increase in payments to directors, mainly as a result of appointing an active chairman to the board of directors since August 2006.

Additional expenses of the Company are finance expenses which, in this period, stemmed mainly from interest on loans received by a subsidiary from its minority shareholders. The financial expenses in the corresponding period last year were mainly losses from realization of securities which were classified as available-for-sale financial assets.

2.1.3.	Taxes on Income

The Company’s recorded a tax benefit of NIS 0.4 million in the second quarter of 2007, compared with tax expense of NIS 4.5 million in the corresponding period last year. The tax benefit is attributed to a loss for tax purpose in a subsidiary due to currency translation expenses and interest on loans received form the Company and the minority shareholders. The tax expenses in the corresponding period last year reflected taxes on income of a foreign subsidiary that was liquidated during 2006.

2.1.4.	Net income for the period from continuing operations

Net income from continuing operations for the period amounted to NIS 5.2 million, compared to NIS 8.7 million in the second quarter of 2006. The decrease in the net income derived mainly from decrease in the financial income due to the decrease in the Company’s cash balance, and the ncrease in the financial expenses due to interest on loans received by a subsidiary form its minority shareholders.

2.1.5.	Loss from discontinued operations

Loss from discontinued operations during the period totaled NIS 2.9 million derived mainly from increasing of the reserves for claims in respect of an asset of Scailex Vision (Tel-Aviv) Ltd. (“Scailex Vision”) held in an escrow in accordance with the sales agreement of Scailex Vision assets to Hewlett Packard (“HP”), see additional information in section 10.3. In the second quarter of 2006 the Company recorded an income of NIS 19.1 million from discontinued operations, mainly from interest received in a foreign subsidiary from the Internal Revenue Service of the US in respect of previous years.

2.1.6.	Net Income

In the second quarter of 2007 the net income amounted to NIS 2.3 million, compared to a net income of NIS 27.8 million in the corresponding period in 2006. The decrease was mostly due to the decrease in financial income as a result of the decrease in the cash balances and the loss from discontinued operations compare to one-time income from discontinued operations last year, as described above.

The total net income for the period includes losses of NIS 1.5 million that related to the minority shareholders. These losses related to the minority portion in the increase of the reserves for claims in respect of an asset of Scailex Vision held in an escrow, as mentioned above, and related to the minority portion in the interest expenses of a subsidiary, derived from a loan that it received from its shareholders. This is comparing to a losses of NIS 0.1 million that related to Scailex Vision minority in the same period in 2006.

2.2.	Six months ended on June 30, 2007

2.2.1.	Income from continuing operations

The majority of company incomes in the first half of 2007 are financial incomes derived from the company’s cash balance invested in overnight deposits and bonds traded in the USA. Total net financial incomes amounted to NIS 23.6 million compared to NIS 28.6 million in the same period in 2006. The decrease resulted mainly from the decrease in the Company’s cash balance due to the investment in ORL shares through a controlled company, PCH.

During this period, the Company recorded “other income” of NIS 0.6 million, mainly from dividend receivable from RTI compared to an income of NIS 11.6 million in the corresponding period last year. The “other income” in the first half of 2006 is attributed mainly to dividend received from RTI of NIS 12.6 million of which NIS 8.7 million have been recorded as income.

2.2.2.	Expenses related to continued operations

The Company’s major expenses are general and administrative expenses stemming mainly from expenses in respect of the Company’s financial management, payment to various consultants pursuant to various regulatory requirements which the Company is obligated to meet as a public company in Israel and in the US. There was no significant change in the total general and administrative expenses in comparison to the first half of 2006. Expenses during the current period and during the corresponding period last year totaled NIS 5.6 million and NIS 5.5 million, respectively.

Additional expenses of the Company are finance expenses which, in the first half of 2007, stemmed mainly from interest on loans received by a subsidiary from its minority shareholders. The financial expenses in the corresponding period last year were mainly losses from realization of securities which were classified as available-for-sale financial assets.

2.2.3.	Taxes on Income

The Company’s tax expense for the period totaled NIS 0.1 million, consist of tax expenses of a subsidiaries. During the corresponding period last year, the tax expenses totaled NIS 6.4 million, which reflected taxes on income of a foreign subsidiary that was liquidated during 2006.

2.2.4.	Net income for the period from continuing operations

Net income from continuing operations for the period amounted to NIS 16.5 million, compared to NIS 27.8 million in the first half of 2006. The main reasons for the decrease were: (1) decrease in financial income due to the decrease in the Company’s cash as a consequence of the investment in ORL via PCH; (2) interest on loans received by a subsidiary from its minority shareholders; (3) one-time income, summed to NIS 8.7 million, in the first half of 2006 as described in section 2.2.1 above.

2.2.5.	Income from discontinued operations

Income from discontinued operations during the period totaled NIS 1.3 million derived from a receipt of $1 million from Jemtex Ink Jet Printing Ltd. (“Jemtex”), see details in section 5.1.1., which was set-off by expenses resulted from increasing the reserves for claims in respect of an asset of Scailex Vision held in an escrow, see section 10.3. In the corresponding period last year, the Company recorded an income from discontinued operations of NIS 29.0 million consisted of: (1) an income of NIS 14 million from a price adjustment in respect of the sale of the assets and operations of Scailex Vision (net of tax); (2) an income of approximately NIS 21 million from interest received in a foreign subsidiary from the Internal Revenue Service of the US in respect of previous years. These incomes were set-off by operating losses of Jemtex of approximately NIS 8 million.

2.2.6	Net Income

In the first half of 2007 the net income amounted to NIS 17.9 million, compared to a net income of NIS 56.8 million in the corresponding period in 2006. The significant decrease is mostly due to: (1) decrease in income from discontinued operations, as described in section 2.2.5 above; (2) decrease in financial income due to the decrease in the cash balances as described in section 2.2.1 above; (3) interest on loans received by a subsidiary from its minority shareholders; (4) one-time income in the corresponding period of 2006 of NIS 8.7 million as described in section 2.2.2 above.

The net income of NIS 17.9 million for the period contains a loss of NIS 0.5 million attributed to the minority shareholders. A loss of NIS 0.1 million is attributed to the minority shareholders of PCH and a loss of NIS 0.4 million is attributed to the minority shareholders of Scailex Vision, mainly due to the increasing of the reserves for claims in respect of an asset held in an escrow as described in section 10.3.

In the corresponding period last year, a profit of NIS 5.9 million was attributed to the minority shareholders of Scailex Vision due to the price adjustment for the sale of the assets to HP. PCH commenced its operation in 2007, thus, there are no results attributed its minority shareholders in 2006.

3.	Financial condition

Company assets and liabilities include assets and liabilities of the Company and PCH, as well as assets and liabilities of companies whose operations were discontinued or sold, and were classified under “discontinued operations”.

3.1.	Total Balance Sheet

As of the financial statement date, the total balance-sheet amounted to NIS 1,534.7 million, compared to NIS 1,352.6 million as of the end of 2006. The increase is attributed mainly to loans received from the minority shareholders of PCH which are presented in the current liabilities in the amount of NIS 175.6.

3.2.	Assets

As at the date of the financial statements, the assets amounted to NIS 1,534.7 million. The current assets amounted to NIS 1,492.7 million, consist mainly of cash, marketable securities traded in the US and the investment in ORL shares classified as available-for-sale financial assets. As of the end of 2006, the total assets amounted to NIS 1,352.6 millions. The increase is attributed mainly to the investment in ORL shares which were purchased using the proceeds from loans received from the minority shareholders of PCH.

3.3.	Liabilities

As of June 30 2007, the company’s liabilities, on a consolidated basis, amounted to NIS 261.6 million consisted mainly of loans received from the minority shareholders of PCH (19.9%) for purchasing ORL shares. The total liabilities as of the end of 2006 amounted to 95.5 million consisted mainly of liabilities in respect of discontinued operations. For more details on the loans in PCH see section 10.2.

3.4.	Shareholders Equity

Total equity as of June 30, 2007 amounted to NIS 1,273.1 million, compared to NIS 1,257.1 million at the end of 2006. The changes in the equity in the first half of 2007 is attributed to: (1) A dividend of NIS 24.2 million paid to Scailex Vision’s minority shareholders; (2) Capital increase of NIS 14.2 million as a result of the increase in ORL’s share price (company holdings in ORL were classified under ”available-for-sale financial assets”); (3) The increase in the exchange rate of the Dollar (which is the operational currency of the Company) against the NIS (which is the reporting currency) in the amount of NIS 6.4 million; (4) Exercise of stock options by Company’s employees in the amount of NIS 1.7 million (see section 4.3.3.); (4) Net income for the period of NIS 17.9 million.

4.	Liquidity and financial sources

4.1.	Cash Flow from operations

The positive cash flow from operations in the first half of 2007 amounted to NIS 18.0 million, resulted mainly from interest receipts on the Company’s cash and cash equivalent balances. In the corresponding period last year, the cash flows from operations amounted to NIS 176.0 million, resulted mainly from a reduction in the cash classified under “discontinued operations” following the distribution of dividend by Scailex Vision, the adjustment to the sale price of the assets of Scailex Vision to HP, interest on the Company’s cash balances and interest received from the Internal Revenue Service of the US in a subsidiary.

4.2.	Cash flow from investment activities

The total cash used in investment activities for the first half of 2007 amounted to NIS 693.5 million, consisted mainly the purchase of ORL shares in the amount of NIS 858.9 millions and the proceeds from sales and redemption of marketable securities in the amount of NIS 167.2 millions.

In the first half of 2006, the Company recorded positive cash flows from investment activities in the amount of NIS 33.1 million, stemmed mainly from receiving the escrow deposit related to the sale of Scitex Digital Printing Inc, and from a dividend received by the Company from RTI following the sale of its operations.

4.3.	Cash flow from financing operations

In the first half of 2007, the Company had positive cash flows from financing activities of NIS 154.2 million, mainly due to loans received in a subsidiary which was set-off by a dividend paid by Scailex Vision, of which the minority’s share summed to NIS 22.5 million.
In the corresponding period last year, the Company recorded a negative cash flow from financing activities of NIS 153.4 million as a result of a dividend distributed by Scailex Vision to its shareholders during February 2006 of which the minority share summed to the said amount.

4.4.	The Company assets contain cash, financial assets available for sale, and short-term and long-term investments held to maturity. The Company does not have any banking liabilities whatsoever but does have a liability for loans received from PCH’s minority shareholders, totaling NIS 175.6 million. In addition, Scailex Vision still has one loan of NIS 5.1 million for repayment during December 2007, which is presented under “short-term liabilities from discontinued operations”. Cash, cash equivalents, and investments in marketable securities at the end of June 2007 totaled NIS 1,457.5 million (of which NIS 32.7 million are presented under “current assets from discontinued operations”), compared with NIS 1,285.1 million at the end of December 2006 (of which NIS 53.6 million were presented under “current assets from discontinued operations”). The balance as of June 30, 2007 includes NIS 889.1 million of investment in ORL shares and which is presented under “financial assets available for sale”.

4.5.	During February 2007, Company officeholders exercised 112,000 options into ordinary shares of the Company at an exercise price of $3.7 per option (NIS 15.5). Immediately after the exercise, said officeholders sold their shares to the mother company – Israel Petrochemical Enterprises Ltd. at a share price of NIS 38.29.

5.	Commitments and Significant Events During the Report Period

5.1.1.	On January 4, 2007, Jemtex entered into an investment agreement with a third party investor, and consequently an amount of approximately $1 million (plus interest) was paid to the Company as a repayment of the loans, After this payment the remaining loans were forfeited according to Jemtex control sale agreement (see note 1b(3) in the 2006 report).

In addition, in the frame of the investment agreement few amendments were made, inter alia, the following terms of the sales agreement that was signed with the management of Jemtex: the Company waived the vast majority of its veto rights granted under the Articles of Association of Jemtex, and the Company’s rights to receive information were restricted; it was agreed the protection afforded to the Company to reserve its 15% holding in the company’s equity on the basis of full dilution would remain in effect until August 2009 and thereafter the Company would retain in part its right to receive at least $3 million of the assets for distribution pursuant to terms determined in the agreement. The Company received an option to invest $3 million in Jemtex based on a corporate value (pre-money) of $20 million, and it was also agreed that this option would remain in effect until and including August 3, 2009.

5.1.2.	PCH holds shares of ORL since February 2007. The first purchase of ORL shares was made together with IC in accordance with the binding Memorandum of Understanding signed among IC, the Company and PCH (“Scailex group”) on February 18, 2007.

The exercise of the means of control in ORL is subject to approval by the Prime Minister and the Minister of Finance in accordance with the Governmental Companies Order (Declaration of the State’s Vital Interests in ORL Ltd), 5767-2007 ( “the Ministers’Approval”) and the approval of the Commissioner of Restrictive Trade Practices (“the Commissioner’s Agreement” and together: “the Requisite Approvals”). For further details on the purchase of ORL shares, the Memorandum of Understanding and the approval of the Commissioner see immediate reports of the Company from February 18, 2007 (as to the Memorandum of Understanding), February 19 and 20, 2007 (as to the initial purchase of ORL shares) and from February 28, 2007 (as to the approval of the Commissioner).

The Commissioner’s approval, on the basis of the Memorandum of understanding, was received on March 27, 2007 and as to the approval of the ministers – further information in respect of Linura (which holds 19.9% of PCH) was required from PCH.

Since, as aforesaid, the process has not been completed and the Ministers’ Approval has not yet been obtained, and since The Company, PCH and IC believed that ORL’ interest necessitates its control as soon as possible and that IC, which until February 2006 was a significant shareholder of ORL, will be able to obtain the Ministers’ Approval earlier than PCH can obtain it, IC, PCH and the Company have therefore decided to revoke the Memorandum of Understanding at May 10, 2007.

Contemporaneously with revoking the Memorandum of Understanding, IC has undertaken obligations to the Company and PCH, in an irrevocable letter of undertaking (“the Undertaking”), the main points of which are detailed below, and PCH and the Company have agreed to those obligations and undertaken towards IC to act in accordance with them. The revocation of the Memorandum of Understanding enables IC to make a separate application for the Ministers’ Approval for the control of ORL and for the exercise of means of control in it.

In addition, IC and Scailex group agreed on the terms of the agreement for joint control which will be signed between the parties after the regulatory approvals have been obtained and was added to the Undertaking (“the Control Agreement”). For further information about the Undertaking and the Control Agreement – see section 5.1.3.

In accordance with the Undertaking, IC and PCH submitted separate applications to the Governmental Companies’ Authority for the approval of the ministers.

For the Company’s best knowledge, IC obtained the ministers approval on June 27, 2007 and as of June 30, 2007 it holds approximately 45.08% of the outstanding shares of ORL and it is the largest shareholder of ORL. Consequently, IC can exercise the rights of ORL shares it holds and, to the Company’s best knowledge; the general meeting of ORL approved the appointment of directors by IC on August 9, 2007.

As of the date of this report, PCH hasn’t received the regulatory approvals and consequently, the Control Agreement which provide PCH a joint holding with IC in ORL which enable it to control ORL – has not enter into force . As a result of the revoking of the Memorandum of Understanding with IC and as long as PCH holds less then 24% of ORL, the Order of the State’s Vital Interests in ORL does not prevent from PCH to exercise all the rights of ORL shares it holds in accordance with the article of association of ORL except in respect of shares of which an undertaking (as described in section 5.1.3) to IC was given.

After the balance-sheet date, as described in section 10.4, PCH received an additional request for further particulars in respect of Linura and its operations as part of the process of obtaining the ministers approval.

5.1.3.	The main points of the Undertaking And Control Agreement

PCH and the Company’s obtaining the Regulatory Approvals by no later than May 15th, 2009 (“the Record Date”) will lead to the signing of an agreement for the joint control of ORL by IC, the Company and PCH (“the Control Agreement”) in the terms that have been agreed between the parties, the main points of which are set out hereafter.

The call option (“the Call Option”), which is to be granted to PCH pursuant to the Control Agreement (as mentioned in paragraph 4.2 below), will be exercisable until the Record Date (May 15th, 2009) or until 120 days from the Regulatory Approvals being obtained, whichever is the earlier. The Call Option’s exercise will enable PCH to purchase and to receive a transfer of 230 million shares of ORL (“the Exercise Shares”) from IC , to the effect that after exercising of the Call Option, the internal ratio of the holdings of the controlling interest in ORL (which consists of 50.25% of ORL’ share capital) will be: IC – 55%; PCH – 45%.

The price of the Exercise Shares is the cost price of purchasing the controlling interest shares that were purchased in the sale offering, namely NIS 3.3 per share or a total of NIS 759 million, plus index-linkage and linked interest at the rate of 5% per annum, computed and charged half yearly from the purchase date, less dividends distributed (if any) plus index-linkage and interest as aforesaid. It should be noted that according to the Memorandum of understanding the Call Option was valid for a shorter time –until nine months from signing the Memorandum of understanding or until 120 days from obtaining the Regulatory Approvals, whichever was the earlier.

Selling and transferring to a third party shares of ORL that are held by PCH or selling control of PCH to a third party will vest IC with a right of first refusal to purchase all the shares of ORL or the relevant securities in accordance with the provisions laid down in the Control Agreement.

The rights of PCH and The Company to enter into the Control Agreement are transferable to a third party, to the effect that if PCH sells all its shares in ORL to a third party (and IC does not exercise the right of first refusal vested in it) or if the Company sells control of PCH to a third party and if by no later than the Record Date the third party obtains all the Regulatory Approvals, then in such event IC will enter into the Control Agreement with the third party, and the third party will enter into the shoes of PCH and The Company in all respects.

Until entering into the Control Agreement, IC shall be entitled to exercise its power of control in ORL (subject to obtaining the Ministers’ Approval) in its discretion without any restraints.

At the time of signing the Undertaking, PCH signed an irrevocable authority whereby it has empowered IC to vote in its name and on its behalf in the shareholders’ general meetings of ORL in respect of 100 million shares of ORL that it owns (“the Authority”). The Authority will expire at such time as the Control Agreement is made or on the expiration of six months from the date of the Undertaking, whichever is the earlier.

The Main Points of the Control Agreement

Set out below are the main points of the Control Agreement that is to be signed by IC, of the one part and PCH and Scailex Group, of the other part, on obtaining the Requisite Approvals, that the parties thereto require, and it shall take effect on the date of its signature.

Definition of the Controlling Interest Shares in ORL – the controlling interest shares shall constitute 50.25% of the issued and paid up share capital of ORL (“the Controlling Interest Shares”). As at the date of this immediate report, IC holds 77.9% of the Controlling Interest Shares and PCH holds 22.1% of the Controlling Interest Shares. In addition to the controlling interest shares, it has to be note, that PCH holds additional 2.28% of ORL outstanding shares.

Call Option – in the scope of the Control Agreement PCH will be granted the call option (“the Call Option”), as set out above.

Lock-up Period – the agreement lays down a lock-up period of six months from the date of signing the Control Agreement, during which neither of the parties shall be permitted to transfer the Controlling Interest Shares.

Right of First Refusal – Scailex Group shall grant IC a right of first refusal to purchase and take a transfer of all the Controlling Interest Shares that are offered for sale by it to a third party from the date of signing the Control Agreement, whilst IC shall grant Scailex Group such a right as aforesaid from the time of the Call Option’s exercise. The right of first refusal shall also apply, mutatis mutandis, in the event that a charge (if any) of the Controlling Interest Shares is exercised by any charge of those shares.

The transfer of control in PCH and The Company (subject to certain conditions) will be regarded as cause for exercising IC’s right of first refusal, whilst in the case of a change in the control of PCH, IC shall become entitled to purchase all the securities that are the subject of the transaction for the change of control in PCH, and in the event of a change in control of The Company or of a corporation that controls The Company (other than Israel Petrochemical Enterprises Ltd. and the corporations that control it) IC shall become entitled to purchase from PCH the ORL shares at the average market price in the 60 trading days that preceded the notice of sale, plus a 15% premium.

It is expressed that a party to the Control Agreement may sell or transfer all the Controlling Interest Shares that are held by it for the time being, but not only some of them.

Tag-along Right – each party shall have a right to join in the sale of the other party’s controlling interest shares, subject to the right of first refusal not having been exercised. The said tag-along right shall only become effective from such time as PCH has duly exercised the Call Option.

BMBY (Buy Me Buy You) – each party to the agreement shall have the right to exercise BMBY in respect of the Controlling Interest Shares (from the end of the six-month lock up period), whereby it may make an offer to the other party to purchase all the Controlling Interest Shares that are held by the other party at the price specified in the offer or to sell to the other party all the Controlling Interest Shares that are held by it at the said price.

Appointment of Directors – the parties to the Control Agreement shall undertake in it to exercise all the voting power available to them in the general meetings of ORL for the election or appointment of members of ORL’ board of directors, in the following way –

So long as the Call Option has not been exercised, ORL’ board of directors shall consist of nine members (including two external directors), IC recommending the appointment of five directors, PCH recommending the appointment of two directors, and the recommendation in respect of the identity of the two external directors being made by agreement between the parties.

From such time as the Call Option has been exercised, ORL’ board of directors shall consist of 11 members (including two external directors), IC recommending the appointment of five directors and one external director, and PCH recommending the appointment of four directors and one external director.

The right to appoint directors in ORL as set forth in the Control Agreement will apply also to the committees of the board except the audit committee and, if possible, to the subsidiaries of ORL and to its affiliated companies.

Appointment of office holders and external advisors – from the point of exercising the call option and subject to the law, the parties will act so that the appointment of the CEO of ORL, the auditors and the lawyers of ORL, its subsidiary and, as possible, affiliated companies – would be by consent of the parties.

In addition and subject to the laws, the appointment of the chairman of the board of ORL will be according to the recommendation of IC.

Voting on Certain Matters – the Control Agreement prescribes several matters that, if on the agenda for decision in the general meetings of ORL’ shareholders, the parties shall agree in advance the way in which they shall vote on those matters, and in the absence of agreement, the way in which they shall vote shall be decided by an agreed referee. It is further provided that the parties shall act to amend ORL’ Articles of Association so that the decision on those agreed matters that are for decision by ORL’ board of directors shall be referred for decision by the general meeting of ORL’ shareholders or the decision thereon shall necessitate a special majority of 75% of all the directors who are present.

The aforementioned is subject to the exercise of the Call Option. These matters include: (a) the decision by ORL or any subsidiary to enter into new type of business; (b) offering of shares or other securities by ORL or any subsidiary; (c) amendments to the Articles of Association of ORL; (d) mergers or reorganization of ORL or any subsidiary; (e) extraordinary transactions; (f) appointment of accountants; (g) liquidation or a related stay of proceedings in relation to ORL, its subsidiaries or companies held by it; or (h) a material sale or purchase by ORL.

Dividend Policy – the parties to the Control Agreement shall act, subject to the law, so that ORL and its subsidiaries shall adopt a dividend policy, according to which at least 75% of the annual distributable profit shall be distributed each year.

Term of the Agreement – the Control Agreement shall become effective at the time of its signature and come to an end (a) in accordance with its provisions or (b) from such time as a party stops holding at least 10% of ORL’ share capital.

Further Provisions – the agreement includes further provisions that are common in agreements of the type, including confidentiality, remedy, non-waiver of rights, arbitration, jurisdiction and like provisions.

The Company’s Guarantee – The Company guarantees all PCH’s obligations pursuant to the Control Agreement.

From the initial purchase of ORL shares in the offer on February 20, 2007 until the end of the second quarter of 2007, PCH purchased a total of additional 83.9 million shares of ORL in the TASE for a total consideration of NIS 251.6 at an average price of approximately NIS 3.0 per share. As a result of the said purchases, PCH held, at the end of the second quarter of 2007, approximately 13.4% of the outstanding shares of ORL. For more details on the purchase of ORL shares after the balance-sheet date – see section 10.1.

As noted above, the holdings in ORL shares presented in the financial reports as an available for sale financial assets, which evaluated to a capital note in a shareholders equity, in accordance with the market price to the balance sheet date.

5.1.4	On the acquisition of ORL shares as aforesaid, and in view of the materiality of the investment to the Company, the Company might be regarded as a group of borrowers together with its controlling shareholders, together with ORL and together with companies under the control of the aforesaid, by virtue of the Bank of Israel’s Proper Conduct of Banking Business Regulations — Limitations on the Indebtedness of a Borrower and Group of Borrowers (“the Bank of Israel Regulations”). Should the ministerial approval be obtained by PCH by virtue of the Vital Interests Order and the control agreement with IC become effective, as set out in paragraph 5.1.3 above, IC, those controlling it and companies under their control are likely to be included in the group of borrowers to which the Company, its controlling shareholders, ORL and companies under the control of the aforesaid might belong by virtue of the said Bank of Israel Regulations.

In any of such circumstances, should the Company or PCH apply to an Israeli bank for credit, they might encounter difficulties insofar as the indebtedness of the group of borrowers to which they belong in relation to the bank’s equity exceeds the rates fixed in the said procedure. This might limit the ability of the Company and PCH to obtain credit from certain Israeli banks and also the total credit that those companies can obtain.

Nevertheless, in the Company’s estimation, in such event the Company and/or PCH could raise credit from foreign banks or non-bank credit, such as debentures.

This paragraph contains forward-looking information, as defined in the Securities Law. This information is based on the Company’s assessment of limitations that it will encounter when raising credit from Israeli banks and the possibilities of alternative financing. In fact, the Company might encounter difficulties when trying to raise financing from Israeli banks because of such borrower group limitations and difficulties could also arise in raising foreign bank financing or non-bank financing.

5.1.5.	In December 2006 Scailex Vision filed with the court a request to reduce its capital by $20 million. On January 29, 2007 Scailex Vision obtained court approval and on February 5, 2007 distributed $20 million in cash to its shareholders. The company received its share of $14.3 million from this distribution.

5.1.6.	On March 20, 2007, the Audit Committee and the Board approved the engagement of the Company in a management agreement with Globecom Investments Ltd., (“Globecom”), a private company under the control of Mr. Eran Schwartz, according to which Globecom will render services by Mr. Eran Schwartz, as active chairman of the Company for 18 months beginning on the commencement of his incumbency in July 2006, and until December 31, 2007, in a total of NIS 100,900 (“the Management Agreement”). The Management Agreement approved by the general meeting that took place on April 30, 2007. For further details on the Management Agreement – see immediate reports of the Company from the dates April 19, 2007 (as to the Management Agreement) and April 30, 2007 (as to the approval of the general meeting).

6.	Qualitative report on the exposure to market risks and their management

6.1.	Market risk to which the company is exposed

Most of the company’s assets are cash and cash equivalents invested mostly in ORL shares, overnight dollar-denominated deposits in US banks and in US government bonds and highly-rated corporate bonds. The major risk for the company is due to decline in value of such assets. The share price of ORL can be affected mainly by the result of ORL’s operations and by other macro conditions of Israeli market. The Company has classified its investment in ORL under “assets available for sale” and revalues this investment to market value against a capital reserve. Accordingly, changes in ORL’s share price will affect the Company’s shareholders’ equity. The Company investment in US bonds is affected mainly by the US monetary interest, meaning that any changes of the US monetary interest rate (FED interest rate) will change the Bonds value and it would impact the company’s business results.

The Company main activities is in the US dollar currency, however the financial reports presented in NIS currency as required by the Israeli Security law. Hence, the Company is exposed in its reports to the US dollar-NIS rate fluctuations, which presented in the reports as currency translation amount in the shareholders equity.

6.2.	Disclosure of the Financial Statement Approval Proceedings in the Corporation Reported

In accordance with the audit committee’s regulations, which have been adopted by the company’s board of directors, the company’s audit committee is the organ responsible for the overall control of the company (within the meaning of Opinion No. 76 of the Israeli Institute of Certified Public Accountants). Every quarter, including this quarter, the financial statements and board of directors’ reports are furnished to the members of the audit committee for scrutiny a few days before the date of the meeting fixed for discussing the statements and reports and for formulating a recommendation to the company’s board of directors to approve the statements and reports.

The audit committee consists of five members, including the company’s two outside directors, Mr Yoav Biran and Mr Dror Barzilay, and another three directors – Mr Shalom Singer, Ms Irit Ben Ami and Mr Mordechai Peled. Two of the audit committee’s members have been defined as having accounting and financial expertise.

During the audit committee’s meetings to approve these financial statements, the financial results, financial position and every main act or change occurring during the period reported were reviewed and a discussion was held in the presence of all the members of the audit committee and the company’s management, during which questions were raised and answers were given to the committee members’ questions. The company’s outside auditor was also present at the meeting and he gave his professional opinion on accounting issues in connection with the company’s financial statements. the internal auditor was also attended the meeting.

6.3.	After the discussion the audit committee made a recommendation to the board of directors to approve the financial statements. At the board of directors’ meeting the financial results, financial position and every main act or change occurring during the period reported were again reviewed and a discussion was held, during which questions were raised and answers were given to the committee members’ questions.

6.4.	Company policy related to market risk management

During the report period, there were no changes in Company policy regarding market risk management, supervision and policy execution, from that explained in the Directors’Report for the year ended December 31, 2006 and the notes to the financial statements for said year.

6.5.	The following table summarizes the Company’s linkage bases as at June 30, 2007 (in NIS thousands):

	June 30, 2007
	In or linked to USD	In or linked to EUR	In or linked to other currencies	Linked to CPI	Unlinked	Marketable securities	Non monetary items	Total
	N I S t h o u s a n d s

ASSETS:
Cash and cash equivalents	452,992				724			453,716
Available for sale	12,886					889,277		902,163
Investments held to
maturity	30,434							30,434
Other receivable					2,301		9,457	11,758
Current assets in respect
of discontinued operations	92,207		2,406					94,613
Available for sale long-term	2,273							2,273
Investments held to
maturity long-term	38,483							38,483
Funds in respect of employees rights upon retairment					446			446
Fixed assets, net							808	808
Total assets	629,275	0	2,406	0	3,471	889,277	10,265	1,534,694

LIABILITIES:
Payable	8	6			1,232			1,246
Accrued and other liabilities					2,278			2,278
Taxes payable	100			4,514	30		4,402	9,046
Current liabilities in
respect of discontinued
operations	33,035		924	37,166	1,743			72,868
Loans from the minority shareholders of a subsidiary	175,596							175,596
Liabilities for employees rights upon retairment					522			522
Total liabilities	208,739	6	924	41,680	5,805	0	4,402	261,556

Total balance	420,536	(6)	1,482	(41,680)	(2,334)	889,277	5,863	1,273,138

The following table summarizes the Company’s linkage bases as at June 30, 2006 (in NIS thousands):

	June 30, 2006
	In or linked to USD	In or linked to EUR	In or linked to other currencies	Linked to CPI	Unlinked	Marketable securities	Non monetary items	Total
	N I S t h o u s a n d s

ASSETS:
Cash and cash equivalents	946,500	1,057			934			948,491
Available for sale	75,204							75,204
Investments held to
maturity	80,600							80,600
Other receivable					1,135		1,422	2,557
Current assets in respect
of discontinued operations	161,332		20,260		328			181,920
Available for sale long-term	4,875							4,875
Investments held to
maturity long-term	112,026							112,026
Funds in respect of employees rights upon retairment					2,930			2,930
Fixed assets, net							333	333
Intangible assets, net							1,497	1,497
Total assets	1,380,537	1,057	20,260	0	5,327	0	3,252	1,410,433

LIABILITIES:
Payable	169				1,762			1,931
Accrued and other liabilities					5,017			5,017
Taxes payable	1,967			1,847				3,814
Current liabilities in respect of discontinued operations	23,098		620	106,974	1,904			132,596
Long-term loans in
respect of discontinued
operations	5,284							5,284
Liabilities for employees rights upon retairment					3,108			3,108
Total liabilities	30,518	0	620	108,821	11,791	0	0	151,750

Total balance	1,350,019	1,057	19,640	(108,821)	(6,464)	0	3,252	1,258,683

6.6.	Sensitivity tests

As there have been changes in the Company assets and liabilities during first half of 2007, the Company carried out four sensitivity tests for changes in the fair value of its financial instruments at balance sheet date.

The fair value of the financial instruments was determined as follow:

1.	The fair value of the US bonds was determined by the Stock Exchange prices at the balance sheet date.

2.	The fair value of the short term financial assets that are not linked to the CPI was determined as their nominal value in NIS or as their value in the foreign currency multiplied by the currency exchange rate as of the balance sheet date.

3.	The fair value of financial instruments which are linked to the CPI was determined by the known CPI as of the balance sheet date.

4.	The fair value of the marketable securities which were classified as available for sale assets was determined by their price in the Stock Exchange as of the balance sheet date.

The four sensitivity tests were in respect of the following market changes:

1.	Exchange rate – changes in the foreign currency rates.

2.	Interest – changes in the US dollar interest and their influence on the US bonds fair value.

3.	CPI – changes in the fair value of the assets/liabilities linked to the CPI caused by the increase/decrease of the CPI.

4.	Marketable securities value – the changes in the marketable securities fair value which is influenced by the result of the operations of the Companies that issued these securities and from macro changes influencing the capital market.

Changes in $/NIS exchange rate:

	Fair value
	10%	5%	$1 = NIS 4.249	-5%	-10%

CURRENT ASSETS:
Cash and cash equivalent	45,299	22,650	452,991	(22,650)	(45,299)
Available for sale and investments held to maturity	4,332	2,166	43,320	(2,166)	(4,332)
Current assets in respect of
discontinued operations	9,221	4,610	92,207	(4,610)	(9,221)
NON-CURRENT ASSETS:
Available for
sale and investments held to
maturity	4,076	2,038	40,756	(2,038)	(4,076)
Total assets	62,928	31,464	629,275	(31,464)	(62,928)

LIABILITIES:
Current liabilities:
Payable	1	0	8	(0)	(1)
Accrued and other liabilities	10	5	100	(5)	(10)
Loans in a subsidiary	17,560	8,780	175,596	(8,780)	(17,560)
Current liabilities in respect of discontinued operations	3,303	1,652	33,035	(1,652)	(3,303)
Total liabilities	20,874	10,437	208,739	(10,437)	(20,874)

Total balance	42,054	21,027	420,536	(21,027)	(42,054)

Changes in US dollar's interest rate:

	10%	5%	Fair value	-5%	-10%

CURRENT ASSETS:
Available for
sale and investments held to
maturity	(186)	(93)	43,320	92	185
NON-CURRENT ASSETS:
Available for
sale and investments held to
maturity	(509)	(254)	38,483	252	502
Total assets	(695)	(347)	81,804	344	686

LIABILITIES:
Total liabilities	0	0	0	0	0

Total balance	(695)	(347)	81,804	344	686

Changes in the CPI:

	Increase of 0.2%	Increase of 0.1%	Fair value	Decrease of 0.1%	Decrease of 0.2%

CURRENT ASSETS:
Total assets	0	0	0	0	0

LIABILITIES:
Current liabilities:
Tax payables	9	5	4,514	(5)	(9)
Current liabilities from
discontinued operations	74	37	37,166	(37)	(74)
Total liabilities	83	42	41,680	(42)	(83)

Total balance	(83)	(42)	(41,680)	42	83

Changes in the marketable securities value:

	10%	5%	Fair value	-5%	-10%

CURRENT ASSETS:
Available for sale	88,928	44,464	889,277	(44,464)	(88,928)
NON-CURRENT ASSETS:	0	0	0	0
Total assets	88,928	44,464	889,277	(44,464)	(88,928)

LIABILITIES:
Current liabilities:
Total liabilities	0	0	0	0	0

Total balance	88,928	44,464	889,277	(44,464)	(88,928)

        * All amounts are stated in NIS thousands.

6.7.	Hedging transactions status

To the financial statement date, the company has no hedging transactions.

7.	Critical accounting estimates

During the report period, there were no changes in critical accounting estimates included in the Company’s statements vis-à-vis that explained in the Directors’ Report for the year ended December 31, 2006.

8.	Policy of donations

In its annual budget, the Company allocates an amount designated for donations for distribution in the course of the year to needy organizations. In 2007 the charitable donation budget amounted to $100 thousand. The actual donations made at the first half of 2007 amounted to NIS 147 thousand.

9.	Directors who have accounting and finance expertise

During the report period, there were no changes in the minimum required number of directors holding accounting and financial expertise, and the number of directors who had accounting and financial expertise was not less than the minimum number determined. This is in accordance with the explained in the Directors’ Report for the year ended December 31, 2006.

10.	Subsequent events

10.1.	During July 2007, PCH purchased additional 21.3 million shares of ORL for a total consideration of approximately NIS 73.8 million. As of the date of this report, PCH holds 14.46% of the outstanding shares of ORL.

10.2.	On August 9th 2007, PCH’s board of directors and the general meeting approved an amendment to the shareholders agreement with Linura from December 21st 2006 (“the amendment to the shareholders agreement”). This amendment laid down the conditions of the loans provided to PCH by the shareholders. The amendment determines, inter alia, that the loans, which were transferred in US dollars, would bear dollar interest from the date of the providing each loan until August 9th 2007. At that date (August 9th 2007) the loans will be converted into NIS. The repayment of the loans will be made in NIS and will not bear interest, linkage or exchange rate differences and in any event will not be made before January 1st, 2009.

10.3.	According to the agreement from 2005 for the sale of the majority of the assets and operations of Scailex Vision, a subsidiary of the company (78.6%) to HP, the sum of $23 million (“the trust amount”) was deposited with a trustee (“trustee”) to secure HP’s rights to indemnification. A claim for approximately $ 5.26 million which was made to the trustee in October 2006 has been rejected by the company and will continue to be enquired into in accordance with the proceedings prescribed in the agreement.

On August 6th, 2007, HP made another claim to the trustee for approximately US$ 5.66 million in respect of environmental causes and other related matters (“the claim”).

The company has provisions totaling $9 million for claims relating to the trust amount. The company has considered the overall causes of the claim and at this stage, especially having regard to their number and geographical dispersion; the company estimates that there are adequate provisions to cover those claims.

10.4.	As stated in paragraph 5.1.2 above, PCH has recently received a request from the Government Companies Authority for further particulars about Linura, its parent company and its activity, in the context of PCH’s application for ministerial approval to control ORL in accordance with the Order of the State’s Vital Interests (for details about the ministerial approval, see paragraph 5.1.2 above). It should be noted that according to the Order of the State’s Vital Interests, the ministers must give their answer to the control approval application within 60 days of receiving the application, unless they have required further particulars, and in such event the ministers’ reference is postponed for a further 60 days from the date of receiving the further particulars. It should be noted that further particulars have to date been required several times in the scope of the application for ministerial approval and the ministers’ decision has therefore been postponed from time to time

/s/ Eran Schwartz —————————————— Eran Schwartz Chairman of the Board	/s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer